UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GRAPHON CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

388707101

(CUSIP Number of Common Stock Underlying Warrants)

Robert L. Dixon

Interim Chief Financial Officer

1901 S. Bascom Avenue Suite 660

Campbell, California 95008

Phone: (800) 472-7466

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Person)

WITH COPY TO:

Ben Orlanski, Esq.
Matthew O’Loughlin, Esq.

Manatt, Phelps & Phillips, LLP

11355 W. Olympic Blvd

Los Angeles, California 90064

Tel: (310) 312-4000

Fax: (310) 312-4224

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$ 4,868,275	$ 664.03

(1)         Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes that warrants to purchase an aggregate of 13,157,500 shares of common stock will participate in the Offer to Exercise, all of which were issued in connection with the Company’s private placement that closed on September 1, 2011.  The transaction value is calculated pursuant to Rule 0-11 using $0.37 per share of common stock, which represents the average of the high and low sales price of the common stock underlying the warrants on July 2, 2013.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $664.03	Filing Party: GraphOn Corporation
Form or Registration Number: 005-47429	Date Filed: July 8, 2013

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2013 (the “Original Schedule TO” and, together with this Amendment No. 1, the “Schedule TO”) relating to an offer by GraphOn Corporation of one half of a new warrant to purchase one share of the Company’s common stock at an exercise price of $1.00 per share (the “New Warrants”) for each warrant exercised by a holder issued to investors in the Company’s private placement on September 1, 2011 (as modified by the Warrant Amendment described in the Original Schedule TO, the “Investor Warrants”) and each warrant issued to the placement agent as compensation for their services in connection with such private placement (the “Placement Agent Warrants” and, collectively with the Investor Warrants, the “Existing Warrants”), upon the terms set forth in the “Offer to Exercise Warrants to Purchase Common Stock of GraphOn Corporation” dated as of July 8, 2013 filed as Exhibit (a)(1)(B) to the Original Schedule TO (as amended, the “Offer to Exercise”).

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC. All terms used herein have the same meaning as in the Offer to Exercise.

Item 1.                                 SUMMARY TERM SHEET.

Item 4.                                 TERMS OF THE TRANSACTION.

This Amendment No. 1 amends and supplements Items 1 and 4 of this Schedule TO as follows:

Extension of the Offer to Exercise and Withdrawal Date

We are extending the Expiration Date of the Offer to Exercise until 5:00 p.m. Pacific Time on August 9, 2013, unless further extended. The Offer to Exercise had been previously scheduled to expire at 5:00 p.m. Pacific Time on August 5, 2013. Throughout the Schedule TO, the Offer to Exercise and the other Offering Materials, all references to the Expiration Date of the Offer to Exercise are hereby amended to extend the Expiration Date of the Offer to Exercise until 5:00 p.m. Pacific Time on August 9, 2013.

As a result of this extension of the Expiration Date, if you change your mind and do not want to participate in the Offer to Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the new Expiration Date, which is now August 9, 2013. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date.

On or about July 17, 2013, we intend to advise the holders of Existing Warrants of the extension of the Offer to Exercise by mail and email communications. A copy of the communication to be sent to holders of Existing Warrants is attached hereto as Exhibit (a)(1)(J), and is hereby incorporated herein by reference.

Clarification of Conditions to the Offer to Exercise

We are clarifying the conditions contained in Section 6 of the Offer to Exercise by amending and restating the third paragraph of such section as follows:

“In addition, the Company will not be required to accept any tendered Existing Warrants, and we may terminate or amend this Offer to Exercise, or postpone our acceptance of any tendered Existing Warrants, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the commencement of this Offer to Exercise and before the expiration of this Offer to Exercise, (i) any action, proceeding, order, judgment or injunction shall have been threatened in writing or instituted or be pending or (ii) any statute, rule or regulation shall have been promulgated, enacted, entered, amended, enforced or, as reasonably determined by the Company (in

2

consultation with counsel)  is applicable to the Company, in each case by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that seeks to prevent the making of this Offer to Exercise, the acceptance any tendered Existing Warrants or the issuance of New Warrants.”

Item 12.                          EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)                                 (1)(A)                Letter to Holders of Existing Warrants*

(1)(B)                Offer to Exercise*

(1)(C)                Form of Election to Participate and Exercise Warrant*

(1)(D)                Form of Notice of Withdrawal*

(1)(E)                 Form of New Warrant*

(1)(F)                  Supplemental Company Information*

(1)(G)                New Registration Rights Agreement*

(1)(H)           Press Release dated June 19, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 19, 2013)

(1)(I)                Podcast transcript (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on July 2, 2013)

(1)(J)                Supplemental Letter (and Email) to Holders of Existing Warrants±

(b)                                 Not applicable.

(d)                                                                                 (A)                               Form of Existing Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on September 8, 2011)

(B)                               Allonge to Investor Warrant (incorporated by reference to Schedule B of Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 24, 2013)

(C)                               Registration Rights Agreement, dated September 1, 2011(incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on September 8, 2011)

(D)                               Exercise Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 24, 2013)

(g)                                  None.

(h)                                 None.

*                                         Previously filed.

±                                         Filed herewith.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAPHON CORPORATION

	By:	/s/ Robert L. Dixon
	Name:	Robert L. Dixon
	Title:	Interim Chief Financial Officer
(Principal Financial Officer)
Date: July 17, 2013

4